IN THE UNITED STATES DISTRICT COURT FOR
                     THE SOUTHERN DISTRICT OF WEST VIRGINIA
                               HUNTINGTON DIVISION





ENERGY  CORPORATION  OF  AMERICA
a  West  Virginia  corporation,

                         Plaintiff,
                                              CIVIL  ACTION  NO.  3:01-1317
v.

MACKAY  SHIELDS  LLC,  a  Delaware
limited  liability  company,  et  al.,

                         Defendants.



                                      ORDER

     Pending before the Court are Plaintiff's Motion for Partial Summary Judgment and Defendants' Motion to Dismiss. For the reasons which follow, the Court GRANTS Plaintiff's Motion and DENIES Defendants' Motion.

     Plaintiff Energy Corporation of America (ECA) brought this Declaratory Judgment action seeking a declaration of its rights and obligations under certain provisions of an indenture dated May 23, 1997. ECA is the issuer the indenture, and Defendants are the holders of approximately 70% of the outstanding notes issued. The controversy arose after ECA sold one of its subsidiaries, Mountaineer Gas Co. (Mountaineer), for which ECA received more than $220 million in November 2000. The indenture restricts ECA's use of proceeds from the sale of assets

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by  defining  "net  proceeds"  and  requiring  they be expended only for certain enumerated purposes.1 Defendants insisted ECA treat a portion of the sale proceeds as "excess proceeds" which must be used to repay the holders. ECA declined to do so, and Defendants then served notice of default.

     The dispute arises from the definition of "net proceeds." The precise issue before the Court is the effect of the parenthetical phrase "(after taking into account any available tax credits or deductions and any tax sharing arrangements)" which follows "taxes paid or payable as a result thereof[.]" Plaintiff contends that the phrase refers only to any credits, deductions, or sharing arrangements resulting from the asset sale. Defendants claim the parenthetical phrase refers to all credits, deductions, or arrangements to which the company is entitled even if unrelated to the asset sale. Under this view of the phrase, "net proceeds" would increase substantially. ECA would be required to reduce the "taxes paid or payable" from the asset sale
_______________________
     1  "Net  proceeds"  is  defined  as:
the aggregate cash proceeds received by the Company of any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding cash amounts placed in escrow, until such amounts are released to the company), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under any Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve established for future liabilities.

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by applying any credits or deductions ECA may have, whether related to the asset sale  or  some  other  activities  of  the  company.

     The parties filed cross motions under an expedited schedule. Plaintiff seeks a partial summary judgment declaring the parenthetical phrase to be limited to credits, deductions, or arrangements resulting from the asset sale itself. Defendants counter with a motion to dismiss pursuant to Federal Rules of Civil Procedure 12(b)(6), contending the unambiguous language could only mean what Defendants claim it means. Each side submitted responses to the opposing motions, and the Court heard oral argument, ably presented by counsel. Both sides argue that the plain wording and most reasonable business meaning of the disputed language support their positions. Each side posits the reasonableness of the result it seeks as a basis for the Court to rule in its favor. An interpretation favorable to Plaintiff allows the company to retain its independent judgment to decide how and when to spend the disputed proceeds. Plaintiff points to practical difficulties and uncertainties which make Defendants' construction unworkable. On the other hand, Defendants point to the intent of the parties to restrict Plaintiff's business decisions in a number of ways to protect the company's financial ability to repay the indentured debt. Defendants argue that the parenthetical's use of the words "any available" credits or deductions requires a literal application to all of ECA' s credits or deductions.

     The Court first examines the wording and sentence structure of the "net proceeds" definition. In essence, net proceeds are the cash received from an asset sale reduced by five items: direct costs relating to the asset sale;

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relocation expenses incurred as a result of the sale; taxes paid or payable as a result of the sale; amounts applied to repayment of debts secured by the asset; and any reserve established for future liabilities. Three of these items, including the tax provision in dispute here, have a parenthetical phrase which explains or modifies the item with which it is associated. Parentheses are used to set off explanatory, qualifying, or amplifying remarks. Parentheses are used for nonessential material and their use tends to de-emphasize the material. See Webster's II New College Dictionary 798 (1995); Merriam-Webster's Online Collegiate Dictionary, available at http://www.m-w.com; Oxford English Dictionary Online, available at http://dictionary .oed.com; Purdue Univ. Online Writing Lab, available at http://owl.english.purdue.edu. Some authorities note that parentheticals are used to provide examples, explanations, or supplementary material that do not alter the meaning of the sentence. Merriam-Webster's Collegiate Dictionary (10th ed. 1999). Guides to punctuation usage indicate that parentheses enclose incidental matters, helpful but not essential in clarifying text nor necessary to understanding the subject. See Pancoast, S., The Business Grammar Handbook (M. Evans and Company 1986); J. Janis, Business Writing (2d ed. Harper Perennial 1972). These references and others reviewed by the Court uniformly treat parentheses as enclosing incidental material.

     The "direct costs" item includes a parenthetical phrase which merely offers examples of obvious, well-recognized expenses typically incurred in the sale of a significant asset. The presence of the parenthetical phrase does not alter the plain meaning of the words it explains nor would its absence change that meaning. This use of parentheses is consistent with the authorities, and suggests similar construction of the disputed parenthetical. Each of the five items listed is unambiguously, expressly connected to the asset sale

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transaction;  each  item arises exclusively from the asset sale transaction. The parentheticals do not alter the meanings of the items listed by going beyond or outside the asset sale. The parenthetical phrase "(after taking into account any available tax credits or deductions and any tax sharing arrangements)" must be read to provide merely explanatory or nonessential material relating to the subject, "taxes paid or payable as a result" of the asset sale. The focus of this language is the tax liability caused by the sale, not ECA's bottom-line taxes as determined by activities extraneous to the sale.

     The Court finds this construction most consistent with the purpose of the asset sale provisions to which the "net proceeds" definition applies. "Section
4.9.  Asset  Sales"  places  substantial  conditions on the company's sale of an
      ------------
asset during the life of the indenture. This provision requires the company to use the "net proceeds" for one or more specified purposes only. If the "net proceeds" are not so used within 360 days from their receipt after an asset sale, they become "excess proceeds" which, if they exceed a threshold amount, the company must use to buy back the bonds. The permitted uses of "net proceeds" are broad and leave much to the company's discretion and judgment. In addition to paying down certain categories of debt, the company may use net proceeds from an asset sale to buy other energy businesses, make capital expenditures, or purchase long-term assets. The operation of this section implicitly requires that "net proceeds" must be calculable at the time the company receives payment for the asset sale. If the Court adopted Defendant's position, the net proceeds could not be ascertained until the end of the company's tax year; when all of its transactions and tax credits and deductions are known. Plaintiff's construction preserves a more reasonable and workable operation of this section. An asset sale generally results in a taxable event, creating a gain or loss, which may be one of many activities affecting the company's year-end tax liability. The taxes paid or payable as a result of asset sale must be

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determined  at  the  time  the  proceeds  are  received,  and  only the credits, deductions or tax sharing arrangements relating to the asset sale would be known then. The literal meaning of the words "any available tax credits or deductions" cannot be taken out of their context. The Court finds the plain meaning of the words in the parentheses to refer only to credits, deductions, and arrangements resulting from the asset sale. 2

     The amount of money at issue underscores the dramatic effect of Defendant's construction and reveals the weakness of Defendants' position. Subtracting the tax liability caused by the asset sale from the gross proceeds received for the asset is clearly and logically part of the equation. To require that the tax consequences must then be recalculated, perhaps many months later when the tax year ends, based on the company's other activities unrelated to the asset or asset sale, is unworkable. Attaching substantial significance to the phrase "any available tax credits or deductions" would require the Court to ignore the parentheses and other contextual factors used by parties in writing this part of the indenture. Simply put, if the parties intended to fix taxes paid or payable as a result of the asset sale by incorporating tax credits or deductions having no relationship to the asset sale, that provision should not be placed in this parenthetical phrase, de-emphasized in a definition which in every other respect involves matters exclusively related to or resulting from the asset sale itself.

______________________
     2 Defendants also argue that Plaintiff's construction treats the parenthetical as mere surplusage, that asset sales do not generate credit or deductions affecting the taxable gain resulting from the sale. However, Defendants provide one example of a deduction resulting from the asset sale which the company applied to its taxable gain from that sale--the federal tax deduction for its state taxes on the asset sale.

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     For  these  reasons,  Plaintiff's  Motion  for  Partial Summary Judgment is
GRANTED, and Defendants' Motion to Dismiss is DENIED. The Clerk is directed to forward a copy of this Order to counsel of record and any unrepresented parties.

                                           ENTER:     January  25,  2002

                                                 /s/  Robert  C.  Chambers
                                                -------------------------
                                                ROBERT  C.  CHAMBERS
                                                UNITED  STATES  DISTRICT  JUDGE


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